Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                        December 6, 2013

VIA EDGAR
---------

Ms. Laura Hatch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AllianceBernstein Tax-Aware Fixed Income Portfolio Post-Effective Amendment No. 117
                 File Nos. 2-48227 and 811-02383
                 --------------------------------------------------

Dear Ms. Hatch:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Tax-Aware Fixed Income Portfolio (the "Fund"), as provided orally to Joanne A. Skerrett of this office on November 12, 2013. The Staff's comments and our responses are discussed below.

Prospectus
----------

Comment 1:  Fees and Expenses of the Fund - Shareholder Fees: The sales charge for Class A shares reflected under "Shareholder Fees" for Contingent Deferred Sales Charges ("CDSCs"), currently reading "None", should be 1% as is stated in the footnote (a) and footnote
            (a) should instead explain the circumstances upon which no CDSC will occur. Please update the performance information if appropriate to reflect the CDSC.

Response:   The CDSC for Class A shares is not charged to a typical investor and only applies when no front-end sales charge is assessed. We believe it would be misleading to include it in the table. We have not revised footnote (a) or the table in response to this comment.

Comment 2:  Fees and Expenses of the Fund - Exchange Fee: Please consider deleting the line item since the amounts are None for each share class.

Response:   The line item in the table is intended to highlight a fee that is not charged by the Fund in contrast to other Funds with such a fee.
            The Fund wishes to retain this disclosure.

Comment 3:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: Please confirm that the expense limitation agreement will be in place for one year after the effective date of the Prospectus and please include the agreement as an exhibit in the Fund's 485(b) filing.

Response:   The expense limitation agreement will remain in effect for at least one year after the effective date of the Prospectus and will be included as an exhibit in the Fund's 485(b) filing.

Comment 4:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: With respect to footnote (d) please confirm that the items listed as excluded from the waived management fees are not expenses of the Fund that otherwise should be line items in the Fees and Expenses table.

Response:   Items such as acquired fund fees and expenses and interest expense are expenses of the Fund that would be included as line items in the table. Any other expenses will be included in the fee table if required by Form N-1A.

Comment 5:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: Please confirm that the Adviser cannot in the future recoup fees that exceed the expense limitation amounts at the time the fees were waived.

Response:   The Adviser cannot recoup fees in amounts that would cause the
            Fund's expenses to exceed the expense limitation in effect when the fees were waived.

Comment 6:  Fees and Expenses of the Fund - Fee Waiver and/or Expense
            Reimbursement: With respect to footnote (d), please clarify what is meant by the Fund's "total initial offering expenses" and how that relates to the expense limitation agreement and the Adviser's ability to recoup fees.

Response:   Total initial offering expenses are as defined by the Financial
            Accounting Standards Board. The footnote means that, under the expense limitation agreement, expenses cannot be reimbursed to the Adviser in an aggregate amount higher than the initial offering expenses incurred by the Fund.

Comment 7:  Principal Strategies: If the Fund will invest in U.S. territories such as Guam or Puerto Rico, please discuss these investments and their possible impact in the Principal Strategies and Principal Risks sections, especially with respect to municipal bonds of Puerto Rico.

Response:   Investments in municipal securities of issuers in Puerto Rico and
            Guam are not principal strategies of the Fund. We have added disclosure about investments in these securities to the Additional
            Information section of the Prospectus.

Comment 8:  Principal Strategies: Please discuss the maturity range of the municipal bonds in which the Fund will invest.

Response:   We have revised the Prospectus in response to this comment.

Comment 9:  Principal Strategies: Please discuss whether there is an upper limit to the Fund's investments in junk bonds. If there is a significant amount of investment in junk bonds (10% or more) please explain to the Staff how such investments meet the Fund's objective of not assuming undue risk.

Response:   The Fund may invest significantly in junk bonds. While we do not agree that such investments necessarily pose "undue risks", we have revised the Fund's investment objective. The Fund's revised investment objective is "to seek to maximize after-tax return and income."

Comment 10: Principal Strategies: Please describe the types of swaps transactions the Fund intends to enter.

Response:   We have revised the dislosure in response to this comment.

Comment 11: Principal Strategies: If the Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:   The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and Staff interpretative guidance.

Comment 12: Principal Strategies: If the Fund invests in total return swaps, discuss in your response how the Fund intends to cover such investments.

Response:   The Fund covers its position in accordance with the 1940 Act, the rules thereunder and SEC and staff interpretative guidance.

Comment 13: Principal Risks: As reflected in the ICI Letter, a derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Portfolio and specific as to the Portfolio's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:   We have revised the Principal Strategies disclosure regarding derivatives in response to this comment.

Comment 14: Principal Risks - Below Investment Grade Securities Risk: Please add
            disclosure to this risk factor stating that such investments are considered "speculative".

Response:   We have not revised this disclosure to include a reference to
            "speculative" because we do not believe it is necessary to explain this risk. We have, however, revised the disclosure to emphasize the risks of these investments.

Comment 15: Additional Information About Purchase and Sale of Fund Shares, Taxes
            and Financial Intermediaries: Please delete this header as it is not required by Form N1-A.

Response:   We have revised the Prospectus to delete this header.

Comment 16: Payments to Broker-Dealers and Other Financial Intermediaries:
            Please delete the last sentence of this paragraph as it is not required by Form N1-A.

Response:   We have revised the Prospectus to delete the last sentence.

Comment 17: Additional Information About the Fund's Risk and Investments -
            Investments in Exchange-Traded Funds and Other Investment Companies:
            Confirm to the Staff that investment in exchange-traded funds is not a principal investment strategy of the Fund and that there are no acquired fund fees and expenses associated with such investments that should be included in the Fees and Expenses table.

Response:   This is to confirm that investments in exchange-traded funds are not a principal investment strategy of the Fund. At this time, no acquired fund fees and expenses associated with such investments need be included in the Fees and Expenses table.

Comment 18: How to Buy Shares - Asset-Based Sales Charges or Distribution and/or
            Service (Rule 12b-1) Fees: Please ensure that the amounts stated in this table for each share class match the amounts given in the Fees and Expenses table at the beginning of the Prospectus.

Response:   We have revised the Prospectus in response to this comment.

Comment 19: Management of the Fund - Investment Adviser: Please match the items listed in the parenthetical in the second paragraph to footnote (d) in the Fees and Expenses table and the corresponding paragraph in the Statement of Additional Information.

Response:   We have revised the Prospectus and Statement of Additional
            Information in response to this comment.

Comment 20: Performance of Similarly Managed Accounts: Please disclose whether the numbers presented are net of sales charges.

Response:   We have revised the disclosure to reflect this comment to clarify that the numbers presented are adjusted for the Class A share expenses but not sales charges.

Comment 21: Appendix A: Please explain why there is a 3% front-end sales charge applied to the Class A shares with respect to the hypothetical investment.

Response:   We have revised the Prospectus in several places to clarify that the
            Fund has a 3% front-end sales load for Class A shares that applies to purchases of the Fund's Class A shares.

                                     * * *

      We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                    Sincerely,

                                                    /s/ Joanne A. Skerrett
                                                    ----------------------
                                                    Joanne A. Skerrett


cc:      Emilie D. Wrapp, Esq.
         Eric Freed, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.